Exhibit 3.2.2

Amendment No. 2 to Fourth Amended and Restated Bylaws of HCP, Inc.

Effective October 29, 2009, HCP, Inc. amended its Fourth Amended and Restated Bylaws (as previously amended by Amendment No. 1 thereto) by adding the following new Section 9 to Article II thereof:

“SECTION 9.  CONTROL SHARE ACQUISITION ACT.  Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law (the “MGCL”) (or any successor statute) shall not apply to any acquisition by any person of shares of stock of the Corporation.  This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.”